                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        ------------------------------
                                SCHEDULE 13D/A
                                (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 1)/1/

                         Greate Bay Casino Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   391546108
                        ------------------------------
                                (CUSIP Number)

                               William D. Pratt,
           Executive Vice President, Secretary and General Counsel,
          Greate Bay Casino Corporation, c/o Sands Hotel and Casino,
                Indiana Avenue and Brighton Park, Ninth Floor,
                Atlantic City, New Jersey 08401, (609) 441-0704
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                APRIL 29, 1998
                        ------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

-------------------------------
/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


-----------------------                                 ----------------------
  CUSIP NO. 391546108                                     PAGE 2 OF 10 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jack E. Pratt
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          653,717 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          653,717 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      653,717
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      12.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Represents Common Stock owned of record by Jack E. Pratt (119,160 shares), J.E. Pratt Co. No. 1 (290,530 shares), the W.D. Pratt Family Trust (168,501 shares), Jack E. Pratt, Custodian for Michael Eldon Pratt (37,763 shares) and Jack E. Pratt, Custodian for Caroline de La Fontaine Pratt (37,763 shares).

                                 SCHEDULE 13D/A


-----------------------                                 ----------------------
  CUSIP NO. 391546108                                     PAGE 3 OF 10 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J. E. Pratt Co. No. 1
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          290,530 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          290,530 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      290,530
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Power is exercised through its Managing General Partner, Jack E. Pratt.

                                 SCHEDULE 13D/A


-----------------------                                 ----------------------
  CUSIP NO. 391546108                                     PAGE 4 OF 10 PAGES
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      W. D. Pratt Family Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          168,501 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          168,501 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      168,501
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      3.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      00-Trust
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Power is exercised through its Trustee, Jack E. Pratt.

Item 1.   Security and Issuer.
------    -------------------

     This statement relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Greate Bay Casino Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is c/o Sands Hotel and Casino, Indiana Avenue and Brighton Park, Ninth Floor, Atlantic City, New Jersey 08401.

Item 2.   Identity and Background.
------    -----------------------

     This statement is filed on behalf of Jack E. Pratt, individually, as Custodian for Michael Eldon Pratt, a minor, and as Custodian for Caroline de La Fontaine Pratt, a minor; J.E. Pratt Co. No. 1 (the "Partnership"); and the W.D. Pratt Family Trust (the "Trust") (collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

     Jack E. Pratt's business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240, and his present principal occupation or employment at such address is serving as a Director of the Company and as the Chairman of the Board and Chief Executive Officer of Hollywood Casino Corporation ("Hollywood"). The Company owns and operates the Sands Hotel and Casino in Atlantic City, New Jersey. Hollywood owns and operates distinctive Hollywood-themed casino entertainment facilities under the service mark Hollywood Casino in Aurora, Illinois and Tunica County, Mississippi. Jack E. Pratt acts as the appointed Custodian of his minor children, Michael Eldon Pratt and Caroline de La Fontaine Pratt.

     The Partnership is organized as a general partnership under the laws of the State of Texas and is located in Texas. Jack E. Pratt is the Managing General Partner of the Partnership. The general partners of the Partnership are Jack E. Pratt; C.A. Pratt Partners, Ltd., which is controlled by Jack E. Pratt, its General Partner; Jill P. LaFerney, whose principal employment is owning and operating an ice cream business and whose principal business address is 9054 Briarwood, Dallas, Texas 75209; and John R. Pratt, whose occupation is project manager for HWCC Development Corporation, a construction and development company, and whose principal business address is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240. The principal business of the Partnership is to hold investments for the benefit of its partners. The address of the Partnership's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

     The Trust is governed by the laws of the State of Texas and is located in Texas. Jack E. Pratt is the Trustee of the Trust. The primary beneficiaries of the Trust are William D. Pratt, Jr., who is currently on medical leave from Hollywood and whose principal business address is 13455 Noel Road, Suite 2200, Dallas, Texas 75240; Shawn Denise Bradshaw, a homemaker; Michael Shannan Pratt, whose occupation is serving as Vice President of Operations of Hollywood Casino-Aurora, Inc., which owns a casino in Aurora, Illinois, and whose principal business address is 49 West Galena Blvd., Aurora, Illinois 60506; and Linda M. Pratt, a homemaker. The principal business of the Trust is to hold investments for the benefit of its beneficiaries. The address of the Trust's principal business office is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240.

     To the best knowledge of Jack E. Pratt, in his personal capacity and his capacity as Managing General Partner of the Partnership, Trustee of the Trust and Custodian for Michael Eldon Pratt and Caroline de La Fontaine Pratt, none of the Reporting Persons, general partners of the Partnership or the primary beneficiaries of the Trust have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     To the best knowledge of Jack E. Pratt, in his personal capacity and his capacity as Managing General Partner of the Partnership, Trustee of the Trust and Custodian for Michael Eldon Pratt and Caroline de La Fontaine Pratt, none of the Reporting Persons, general partners of the Partnership or the primary beneficiaries of the Trust have, during the last five years, been a party to a court proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Jack E. Pratt, Jill P. LaFerney, John R. Pratt, William D. Pratt, Jr., Shawn Denise Bradshaw, Michael Shannan Pratt, Linda M. Pratt, Michael Eldon Pratt and Caroline de La Fontaine Pratt are citizens of the United States of America.

Item 3.   Source and Amounts of Funds or Other Consideration.
------    --------------------------------------------------

          Not applicable.

Item 4.   Purpose of the Transaction.
------    --------------------------

     William D. Pratt, the brother of Jack E. Pratt, served as Trustee of the J.E. Pratt Family Trust (the "Pratt Family Trust"). In the prior Schedule 13D filing of William D. Pratt relating to the Company, William D. Pratt, as Trustee, was reported as the beneficial owner of the shares of Common Stock owned by the Pratt Family Trust. On April 29, 1998, the Pratt Family Trust distributed 755,250 shares of Common Stock to its beneficiaries (the "Distribution"). Pursuant to the Distribution and concurrent gifts from certain beneficiaries of the Pratt Family Trust of Common Stock that such beneficiaries received in the Distribution, the beneficial ownership of 188,812 shares of Common Stock of the Company was shifted from William D. Pratt, as Trustee, to Jack E. Pratt, individually.

     No consideration was paid by the beneficiaries of the Pratt Family Trust in return for the shares received in the Distribution. The acquisition of the above Common Stock by Jack E. Pratt involved no independent action on his behalf.

     The Reporting Persons hold such shares for investment purposes. The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

     On March 25, 1997, March 31, 1997, April 1, 1997, April 2, 1997 and April 4, 1997, the Partnership sold 1,075, 2,150, 4,300, 1,525 and 2,450 shares of
Common Stock, respectively, in open market transactions.

     The Reporting Persons reserve the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of their investment goals, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     (a) Jack E. Pratt, individually, owns of record 194,686 shares of Common Stock of the Company, of which 37,763 shares are owned as Custodian for Michael Eldon Pratt and 37,763 shares are owned as Custodian for Caroline de La Fontaine Pratt (representing approximately 3.8% of the shares of Common Stock outstanding on May 12, 1998, based on information supplied by the Company to the Reporting Persons). Jack E. Pratt may be deemed to be the beneficial owner of an aggregate of 653,717 shares of Common Stock (representing approximately 12.6% of the shares of Common Stock outstanding on May 12, 1998, based on information supplied by the Company to the Reporting Persons), which number includes, in addition to the 119,160 shares owned of record by him in his own behalf, 290,530 shares owned of record by the Partnership; 168,501 shares owned of record by the Trust; 37,763 shares owned of record by Jack E. Pratt, Custodian for Michael Eldon Pratt; and 37,763 shares owned of record by Jack E. Pratt, Custodian for Caroline de La Fontaine.

     The Partnership owns of record and beneficially an aggregate of 290,530 shares of Common Stock of the Company (representing approximately 5.6% of the shares of Common Stock outstanding on May 12, 1998, based on information supplied by the Company to the Reporting Persons).

     The Trust owns of record and beneficially an aggregate of 168,501 shares of Common Stock of the Company (representing approximately 3.2% of the shares of Common Stock outstanding on May 12, 1998, based on information supplied by the Company to the Reporting Persons).

     Neither Jill P. LaFerney nor John R. Pratt owns of record or beneficially any shares of Common Stock.

     The Reporting Persons hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

     (b) Jack E. Pratt has sole voting power and sole dispositive power with respect to the 119,160 shares of Common Stock owned of record by him in his own behalf; the 290,530 shares of Common Stock owned of record by the Partnership; the 168,501 shares of Common Stock owned of record by the Trust; the 37,763 shares of Common Stock owned of record by Jack E. Pratt, as Custodian for Michael Eldon Pratt; and the 37,763 shares of Common Stock owned of record by Jack E. Pratt, as Custodian for Caroline de La Fontaine Pratt, for a total of 653,717 aggregate shares of Common Stock of the Company.

     The Partnership has sole voting power and sole dispositive power with respect to the 290,530 shares of Common Stock owned of record by it.

     The Trust has sole voting power and sole dispositive power with respect to the 168,501 shares of Common Stock owned of record by it.

     Neither Jill P. LaFerney nor John R. Pratt has the power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition of any shares of Common Stock.

     (c) The only transaction by the Reporting Persons in the Common Stock of the Company during the past 60 days is the Distribution described in Item 4 above. The description of the Distribution in Item 4 is hereby incorporated by this reference.

     (d) Jack E. Pratt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 119,160 shares of Common Stock owned of record by him in his own behalf; the 37,763 shares of Common Stock owned of record by him, as Custodian for Michael Eldon Pratt; and the 37,763 shares of Common Stock owned of record by him, as Custodian for Caroline de La Fontaine Pratt. The Partnership has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 290,530 shares of Common Stock owned of record by it. The Trust has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 168,501 shares of Common Stock owned of record by it.

     Neither Jill P. LaFerney nor John R. Pratt has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Jack E. Pratt is the Managing General Partner of the Partnership; the Trustee of the Trust; and Custodian for Michael Eldon Pratt and Caroline de La Fontaine Pratt, all of which own Common Stock of the Company.

     Attached hereto as Exhibit 7.1 and incorporated herein by reference is a
                        -----------
copy of a Joint Filing Agreement.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

     7.1  Joint Filing Agreement.

                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 1998

                                    JACK E. PRATT


                                    /s/  Jack E. Pratt
                                    --------------------------------------------


                                    W.D. PRATT FAMILY TRUST


                                    /s/  Jack E. Pratt
                                    --------------------------------------------
                                    By:  Jack E. Pratt
                                         Trustee


                                    J.E. PRATT CO. NO. 1


                                    /s/  Jack E. Pratt
                                    --------------------------------------------
                                    By:  Jack E. Pratt
                                         Managing General Partner